11006537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Merit Medical Systems, Inc.
Exact name of registrant as specified in charter

0000856982
Registrant CIK Number

Annual Report to Shareholders for fiscal year ended Dec. 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-18592
SEC File Number, if available

SEC MAIL PROCESSING SECTION
RECEIVED
APR 13 2011
WASH, D.C. 211

S-__________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended Dec. 31, 2010
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):
____ Rule 201 (Temporary Hardship Exemption)
____ Rule 202 (Continuing Hardship Exemption)
_x_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Jordan, State of Utah, on April 11, 2011.



(Registrant)
By: Kent W. Stanger
Chief Financial Officer, Secretary and Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20 ____, that the information set forth in this statement is true and complete.

By: __________

Title: __________

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.